[redacted]

SECUR 11023547 ION

SEC MAIL PROCESSING
RECEIVED
NOV 2 5 2011
WASH DC 180 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 39523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Weil Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 High Bluff Drive, Suite 180
(No. and Street)

San Diego (City) California (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Gordon 858.724.6055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

The Weil Company dba Christopher Weil & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2011

OATH OR AFFIRMATION

I, Laura Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Weil Company, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California
County of San Diego
Subscribed and sworn to (or affirmed) before me on this 7th day of October, 2011 by Laura Gordon proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

CFO/CCO

Title

SANDRA L. KORWEK
Commission # 1921643
Notary Public - California
San Diego County
My Comm. Expires Feb 10, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
The Weil Company dba Christopher Weil & Company, Inc.:

We have audited the accompanying statement of financial condition of The Weil Company dba Christopher Weil & Company, Inc (the Company) as of September 30, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Weil Company dba Christopher Weil & Company, Inc. as of September 30, 2011, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 23, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Financial Condition
September 30, 2011

Assets

Cash and cash equivalents	$	221,139
Deposit with clearing organization		50,000
Accounts receivable		5,379
Equipment and leasehold improvements, net		35,467
Prepaid taxes		1,816
Prepaid expense		65,272
Deposits		21,942
Other assets		882
Total assets	$	401,897

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	37,539
Lease liability		5,052
Total liabilities		42,591
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value, 1,000,000 shares authorized, 16,000 shares issued and outstanding		16,000
Retained earnings		343,306
Total stockholders' equity		359,306
Total liabilities and stockholders' equity	$	401,897

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Income
For the Year Ended September 30, 2011

Revenues	
Management fees	$ 2,423,581
Interest income	12,111
Other income	8
Net investment gains (losses)	1,632
Total revenues	2,437,332
Expenses	
Employee compensation and benefits	1,499,690
Professional fees	31,061
Communications	31,093
Interest expense	1
Occupancy expense	152,091
Other operating expenses	700,764
Total expenses	2,414,700
Net income (loss) before income tax provision	22,632
Income tax provision (benefit)	(1,116)
Net income (loss)	$ 23,748

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2011

	Common Stock		Retained Earnings		Total	
Balance at September 30, 2010	$	16,000	$	319,558	$	335,558
Net income (loss)		-		23,748		23,748
Balance at September 30, 2011	$	16,000	$	343,306	$	359,306

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2011

	Amount
Balance at September 30, 2010	$ -
Increase:	
Issuance of subordinated notes	
Accrual of interest	-
Decrease:	
Payment of subordinated notes	
Payment of interest	-
Balance at September 30, 2011	$ -

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2011

Cash flow from operating activities:		
Net income (loss)		$ 23,748
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 14,996	
(Gain) Loss on sale of property plant & equipment	344	
(Increase) decrease in assets:		
Deposit with clearing organization	$ 50,000	
Marketable securities, at market	5,829	
Accounts receivable	(5,311)	
Prepaid taxes	(1,816)	
Prepaid expense	(30,382)	
Deposits	(201)	
Other assets	(882)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	8,185	
Lease liability	(6,063)	
Deferred tax liability	(7,500)	
Income taxes payable	(1,984)	
Total adjustments		25,215
Net cash and cash equivalents provided by (used in) operating activities		48,963
Cash flow from investing activities:		
Purchase of equipment	(13,921)	
Net cash and cash equivalents provided by (used in) investing activities		(13,921)
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		35,042
Cash and cash equivalents at beginning of year		186,097
Cash and cash equivalents at end of year		$ 221,139
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 1	
Income taxes	$ 10,184	

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Notes to Financial Statements
September 30, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Weil Company dba Christopher Weil & Company, Inc. (the "Company") was incorporated in the State of California on March 7, 1988 under the name of ELL-CAP Securities, Inc. The Company was acquired by the current owners and changed its name to The Weil Company on January 19, 1990. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is registered both as an Securities Exchange Commission investment adviser ("RIA") and a FINRA member broker-dealer. The Company generally provides continuous advice to clients regarding the investment of their funds based on their individual needs. Additionally, the Company acts as a broker executing trades for non-advisory brokerage clients on a commission basis. The Company also provides financial planning services, sells insurance products and provides fee based financial planning and other financial services to individuals. For the year ended September 30, 2011, approximately 76% of the Company's revenue is derived from fees on the clients' managed account portfolios.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Advertising costs are expensed as incurred. For the year ended September 30, 2011, the Company charged $18,315 to other operating expenses for advertising costs.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Weil Company dba Christopher Weil & Company, Inc.
Notes to Financial Statements
September 30, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 23, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2011 was $50,000.

Note 3: EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Equipment and leasehold improvements are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer equipment	$	59,274	5-7
Office equipment		36,494	5-7
Leasehold improvements		2,485	39
Total cost of equipment and leasehold improvements		98,253	
Less: accumulated depreciation		(62,786)	
Equipment and leasehold improvements, net	$	35,467	

Depreciation expense for the year ended September 30, 2011 was $14,996.

Note 4: INCOME TAXES

	Current	Deferred	Total
Federal	$ 4,040	$ (7,500)	$ (3,460)
State	2,344	-	2,344
Total income tax expense (benefit)	$ 6,384	$ (7,500)	$ (1,116)

Note 5: CHANGE OF OWNERSHIP

In accordance with the FINRA Membership and Registration Rule 1017, on April 1, 2011, the sole shareholder transferred 7,800 shares of outstanding common stock equal to 48.75% of the Company to six grantor trusts in the name of the sole shareholder's children. On August 22, 2011, the Company submitted additional paperwork to transfer the remaining 8,200 outstanding shares of common stock to the same six grantor trusts. By year end, the transfer is pending approval by FINRA.

Note 6: RELATED PARTY TRANSACTIONS

The Company shares office space with its two related entities that have common ownership. The Company has provided administrative services to an affiliate from which it received $280,000 for the year ended September 30, 2011. Additionally, the Company received management fees in the amount of $25,354 for its shareholder and other affiliates for the year then ended.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 8: 401(K) PROFIT SHARING PLAN

The Company's 401(k) profit sharing plan covers all eligible employees of the Company. The plan became effective on October 1, 2007 and was amended on October 1, 2010. Eligibility begins after the employee has attained the minimum age of twenty one and has completed a minimum of one year of service. All contributions to the plan are made at the discretion of the Company. Total contributions accrued for the year ended September 30, 2011 were $15,143.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement for its office space in San Diego under a noncancellable lease which commenced in June 8, 2004 and the second amendment commences April 15, 2010 which terminates on December 31, 2015. The Company also entered into three noncancellable lease agreements for equipment which expire within the next 1- 3 years.

At September 30, 2011, the minimum annual payments are as follows:

Year Ending September 30,	
2012	226,053
2013	231,723
2014	238,674
2015	245,835
2016	62,367
2017 & thereafter	-
	$ 1,004,652

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending September 30, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2011, the Company had net capital of $221,821 which was $171,821 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($42,591) to net capital was 0.19 to 1, which is less than the 15 to 1 maximum allowed.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $3,972 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 217,849
Adjustments:		
Retained earnings	$ (22,533)	
Non-allowable assets	26,505	
Total adjustments		3,972
Net capital per audited statements		$ 221,821

The Weil Company dba Christopher Weil & Company, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2011

Computation of net capital		
Common stock	$ 16,000	
Retained earnings	343,306	
Total stockholders' equity		$ 359,306
Less: Non-allowable assets		
Accounts receivable	(5,379)	
Equipment and leasehold improvements, net	(35,467)	
Prepaid taxes	(1,816)	
Prepaid expense	(65,272)	
Deposits	(21,942)	
Other assets	(882)	
Total non-allowable assets		(130,758)
Net capital before haircuts		228,548
Less: Haircuts on securities		
Haircut on money markets	(2,727)	
Haircut on Fidelity Bond	(4,000)	
Total haircuts on securities		(6,727)
Net Capital		221,821
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,839	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		(50,000)
Excess net capital		$ 171,821
Ratio of aggregate indebtedness to net capital	0.19 : 1	

There was a difference of $3,972 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2011 (See Note 12).

See independent auditor's report

The Weil Company dba Christopher Weil & Company, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2011

A computation of reserve requirements is not applicable to The Weil Company dba Christopher Weil & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

The Weil Company dba Christopher Weil & Company, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2011

Information relating to possession or control requirements is not applicable to The Weil Company dba Christopher Weil & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

The Weil Company dba Christopher Weil & Company, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Weil Company dba Christopher Weil & Company, Inc.:

In planning and performing our audit of the financial statements of The Weil Company dba Christopher Weil & Company, Inc. (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 23, 2011

The Weil Company dba Christopher Weil & Company, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended September 30, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Weil Company dba Christopher Weil & Company, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of The Weil Company dba Christopher Weil & Company, Inc. ("the Company") for the year ended September 30, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of The Weil Company dba Christopher Weil & Company, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 23, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

The Weil Company dba Christopher Weil & Company, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2011

		Amount
Total assessment	$	5,518
SIPC-6 general assessment Payment made on April 28, 2011		(2,671)
SIPC-7 general assessment Payment made on November 16, 2011		(2,847)
Total assessment balance (overpaymment carried forward)	$	-